Jill R. Radloff 612.335.7119 DIRECT 612.335.1657 DIRECT FAX jill.radloff@stinson.com

May 18, 2016

VIA EDGAR

H. Roger Schwall

Division of Corporation Finance U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Black Ridge Oil & Gas, Inc. Revised Preliminary Information Statement on Schedule 14C Filed on April 26, 2016 Response materials received on May 13, 2016 Commission File Number 000-53952

Dear Mr. Schwall:

We are filing this letter on behalf of Black Ridge Oil & Gas, Inc. (the “Company”) in connection with the filing of the Company’s Revised Preliminary Information Statement on Schedule 14C (the “Information Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2016 and response materials submitted via facsimile on May 13, 2016. On May 17, 2016, the Company received a letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) relating to the Information Statement (the “Comment Letter”).

This letter sets forth the response of the Company to the Comment Letter. Capitalized terms used but not defined herein are given the meaning ascribed to them in the Information Statement. For ease of reference, we have repeated the comments contained in the Comment Letter in italics.

General

1.	Please confirm that you plan to file as correspondence on EDGAR the draft revisions that you submitted to us via facsimile on May 13, 2016.

We will file as correspondence the response letter that was submitted via facsimile on May 13, 2016 and file as a PRER14C the revised preliminary information statement with the draft revisions that were submitted via facsimile on May 13, 2016.

H. Roger Schwall

May 18, 2016

Background, Mechanics and Reasons for the Consummation of the BRHC Transaction

General

2.	We have considered your proposed disclosure in this section in response to prior comment 2. We note, in particular, your discussion of various meetings between the consenting shareholders, certain members of your board and Chambers pertaining to the BRHC Transaction, as well as “regular” advisement of certain stockholders as to the ongoing nature of negotiations. We also note that the company prepared and disseminated various summations of the putative terms of the BRHC Transaction to certain consenting stockholders contemporaneous with the ongoing negotiations. In light of the foregoing, please confirm that the Schedule 14C contains fully comprehensive disclosures pertaining to the BRHC Transaction, including your discussion of various iterations of the transaction documents, materials provided to consenting shareholders and interactions between the consenting shareholders, Chambers and the company in connection therewith. Alternatively, advise as to why you believe any such information explicitly omitted or not otherwise presented in the information statement is not material to the non-consenting shareholders.

Response

We confirm that the Schedule 14C contains fully comprehensive disclosures pertaining to the BRHC Transaction, including our discussion of various iterations of the transaction documents, materials provided to consenting shareholders and interactions between the consenting shareholders, Chambers and the company. Specifically, the disclosure contained in the Schedule 14C at page 18 identifies the key items that were negotiated as part of the term sheet discussions with Chambers. These terms were reflected in the draft documents that were provided by Chambers and the summary provided to consenting stockholders. The iterations of the transaction documents were limited to the open points on the management agreement which is identified in the Schedule 14C at pages 2 and 19. In addition, as described in the Schedule 14C at pages 2 and 19, the only materials provided to consenting shareholders consisted of summary of the terms of the transaction, which are also included in the Schedule 14C. The Schedule 14C also describes interactions between the consenting shareholders, Chambers and the company which consisted of regular updates centered around the timing of the transaction and when the formal written consent would be needed as the key terms of the BRHC Transaction did not change from the original term sheet discussions with Chambers. Furthermore, we believe any additional details of discussions with Chambers or interactions between the consenting shareholders, Chambers and the company would not be material to the non-consenting shareholders as the terms of the BRHC Transaction are fully disclosed along with the background of the Company’s financial situation and negotiations with Chambers.

* * * *

H. Roger Schwall

May 18, 2016

As requested by the Staff in the Comment Letter, the Company has authorized us to confirm the following statements on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions, please do not hesitate to contact me directly at (612) 335-7119.

Respectfully submitted,

Stinson Leonard Street LLP

/s/ Jill R. Radloff

Jill R. Radloff